  Exhibit 99.1

(An exploration stage company)

CONDENSED CONSOLIDATED INTERIM FIANCIAL STATEMETNS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

UNAUDITED

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Financial Position

Unaudited (Expressed in thousands of Canadian dollars)
	As at March 31,	As at December 31,
	2019	2018

Assets

Current assets:
Cash	$5,508	$1,653
Marketable securities	186	186
Amounts receivable	47	57
Prepaid expenses and deposits	915	717

	6,656	2,613

Non-current assets:
Restricted cash and cash equivalents	115	115
Prepaid expenses and deposits	183	198
Mineral property interests	39,014	39,072
Equipment	1,459	1,525
	40,771	40,910
Total assets	$47,427	$43,523

Liabilities and Equity

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$985	$836
Flow-through share premium liability (note 4)	285	317

	1,270	1,153

Non-current liabilities:
Provision for site reclamation and closure	1,902	1,891

Total liabilities	$3,172	$3,044

Equity:
Share capital	$127,981	$121,988
Share option and warrant reserve	6,720	6,937
Accumulated other comprehensive income	151	225
Deficit	(90,597)	(88,671)

Total equity	$44,255	$40,479

Total liabilities and equity	$47,427	$43,523

Subsequent events (note 3(c))

Approved on behalf of the Board of Directors:

"Shawn Wallace"	"Steve Cook"
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

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Auryn Resources Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)
	Three months ended March 31,
	2019	2018

Operating expenses
Exploration and evaluation costs (note 5)	$775	$2,291
Fees, salaries and other employee benefits	533	487
Insurance	77	85
Legal and professional fees	67	53
Marketing and investor relations	250	348
Office and administration	120	95
Regulatory, transfer agent and shareholder information	67	82
	1,889	3,441

Other expenses (income):
Project investigation costs	41	18
Accretion of provision for site reclamation and closure	11	9
Interest and other income	(1)	(12)
Amortization of flow-through share premium (note 4)	(32)	(156)
Loss on marketable securities	–	172
Foreign exchange loss	18	(9)
	37	22

Loss for the period	$1,926	$3,463

Other comprehensive loss (income), net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency loss (gain) on translation of foreign operations	74	(66)

Other comprehensive loss (income) for the period	74	(66)

Total comprehensive loss for the period	$2,000	$3,397

Basic and diluted loss per share (note 11)	$0.02	$0.04

Basic and diluted weighted average number of shares outstanding (note 11)	90,981,510	79,381,649

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

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Auryn Resources Inc.
Condensed Consolidated Interim Statements of Equity

Unaudited (Expressed in thousands of Canadian dollars, except share amounts)
				Accumulated other
	Number of		Share option and	comprehensive
	common shares	Share capital	warrant reserve	income (loss)	Deficit	Total
				Restated(note 4)	Restated(note 4)	Restated(note 4)
Balance at December 31, 2017	78,746,230	$105,870	$6,046	$(60)	$(70,997)	$40,859

Comprehensive income (loss) for the period	–	–	–	66	(3,463)	(3,397)
Shares issued pursuant to offering, net of share issue
costs and flow-through liability	7,107,211	10,543	–	–	–	10,543
Warrants exercised (note 6 (b) iv)	5,000	11	(4)	–	–	7
Share-based compensation (note 7 (a))	–	–	59	–	–	59

Balance at March 31, 2018	85,858,441	$116,424	$6,101	$6	$(74,460)	$48,071

Balance at December 31, 2018	90,387,816	$121,988	$6,937	$225	$(88,671)	$40,479

Comprehensive loss for the period	–	–	–	(74)	(1,926)	(2,000)
Shares issued pursuant to offerings, net of share issue
costs (note 6 (b) i)	3,284,375	5,122	–	–	–	5,122
Share options exercised (note 6 (b) ii)	835,000	871	(426)			445
Share-based compensation (note 7 (a))	–	–	209	–	–	209

Balance at March 31, 2019	94,507,191	$127,981	$6,720	$151	$(90,597)	$44,255

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

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Auryn Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows

Unaudited (Expressed in thousands of Canadian dollars)
	Three months ended March 31,
	2019	2018

Cash (used in) provided by:

Operating activities:
Loss for the period	$(1,926)	$(3,463)
Items not involving cash:
Interest income	(1)	(12)
Accretion of provision for site reclamation and closure	11	9
Loss on marketable securities	–	172
Amortization of flow-through share premium (note 4)	(32)	(156)
Unrealized foreign exchange loss	4	73
Share-based compensation (note 7(a))	209	59
Depreciation of fixed assets	66	64
Changes in non-cash working capital:
Amounts receivable	11	457
Prepaid expenses and deposits	(157)	(44)
Accounts payable and accrued liabilities	118	296
Cash used in operating activities	(1,697)	(2,545)

Investing activities:
Interest received	1	12
Mineral property acquisition costs	(12)	(22)
Cash used in investing activities	(11)	(10)

Financing activities:
Proceeds from issuance of common shares,
net of cash share issuance costs (note 6 (b))	5,122	11,290
Proceeds from share option and warrant exercises (note 6 (b))	445	7
Cash provided by financing activities	5,567	11,297

Effect of foreign exchange rate changes on cash	(4)	(66)

Increase in cash	3,855	8,676

Cash, beginning of the period	1,653	2,474

Cash, end of the period	$5,508	$11,150

Supplemental cash flow information (note 9)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

1.
Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act.

The Company trades on the Toronto Stock Exchange under the symbol AUG.TO, and effective July 17, 2017 the Company’s common shares commenced trading on the NYSE-American under the symbol AUG. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

The Company, through its wholly owned subsidiaries, owns the mineral concessions comprising the Committee Bay and Gibson MacQuoid mineral properties both located in Nunavut (note 3 (a)), as well as the Homestake Ridge Project in northwestern British Columbia (note 3 (b)). The Company has also secured rights to various mining concessions in southern Peru (note 3 (c)) which include the Sombrero and Huilacollo projects.

The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.
Basis of presentation

(a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2018 except as follows:

●
Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset during the term of the lease. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company has made the following elections under IFRS 16:

●
to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short term leases (lease term of 12 months or less) and low value assets; and

●
to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

The adoption of IFRS 16 did not have a material impact on the Company’s financial statements. Due to the seasonality of the Company’s exploration programs, its exploration and other contracts are short-term in nature and therefore are exempt from the recognition provisions of IFRS 16.

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

2.
Basis of presentation (continued)

(b)
Basis of preparation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities that have been measured at fair value. The presentation currency is the Canadian dollar; therefore, all amounts, with the exception of per share amounts, are presented in thousands of Canadian dollars unless otherwise noted.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

All intercompany balances and transactions have been eliminated.

(c)
Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the condensed consolidated interim financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgments and estimates were presented in note 2 of the audited annual consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of these condensed consolidated interim financial statements. No new judgements were applied for the periods ended March 31, 2019 and 2018.

3.
Mineral property interests

(a)
Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes more than 380,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid greenstone belt in Nunavut, Canada. The permits are located between the Meliadine deposit and Meadowbank mine and cover approximately 120 km of strike length of the prospective greenstone belt and greater than 350,000 hectares collectively.

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

3.
Mineral property interests (continued)

(b)
Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Kitsault Mineral district in north western British Columbia. The project is being explored as a potential high-grade underground mining operation.

(c)
Peruvian exploration projects

Sombrero

The Sombrero copper-gold project, located in southern Peru, covers more than 120,000 hectares acquired through a combination of staking and option agreements which are outlined below:

i.
Alturas Option

On June 28, 2016, the Company entered into an option agreement (the “Alturas Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero concessions held by Alturas. In order to exercise the Alturas Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period. As of March 31, 2019 the Company has incurred US$1.3 million in work expenditures and made cash payments totalling US$0.2 million to Alturas, Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the Alturas 20% interest for US$5.0 million.

ii.
Mollecruz Option

On June 22, 2018 the Company entered an option agreement (the “Mollecruz Option”) giving the Company the right to acquire a 100% interest in the Mollecruz concessions which are key claims in the northern area of the Sombrero project. Under the Mollecruz Option, the Company may acquire a 100% interest, subject to a 0.5% NSR, through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (June 22, 2018)	Completed	50	-
June 22, 2019		50	150
June 22, 2020		100	150
June 22, 2021		200	500
June 22, 2022		300	700
June 22, 2023		900	1,500
Total		1,600	3,000

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

3.
Mineral property interests (continued)

(c)
Peruvian exploration projects (continued)

iii.
Aceros Option

On December 13, 2018 the Company entered a series of agreements (the “Aceros Option”) with Corporacion Aceros Arequipa S.A. (“Aceros”) giving the Company the right to option three key mineral concessions located within the Company’s Sombrero project. If the Aceros Option is exercised, a joint venture would be formed in which the Company would hold an 80% interest (Aceros – 20%). The joint venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of Auryn’s Sombrero land position. The work expenditures and cash payments required under the agreement are as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (December 13, 2018)	Completed	140	-
December 13, 2019		60	150
December 13, 2020		250	500
December 13, 2021		350	1,500
December 13, 2022		-	3,000
Total		800	5,150

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest (subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million) through a combination of work expenditures and cash payments as outlined in the table below. To date the Company has completed US$4.5 million of work expenditures under the Huilacollo Option and thus did not satisfy the accumulated work expenditure requirement of US$5.0 million before the May 11, 2019 deadline. As permitted by the Huilacollo Option, the Company instead made a cash payment of $258 equal to 50% of the shortfall at the due date to keep the option in good standing.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	Completed	250	-
May 11, 2018	Completed	500	2,000
May 11, 2019	Completed	-	3,000
May 11, 2020		250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000

During 2017, the Company acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Company paid US$0.65 million on transferring the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million.

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

3.
Mineral property interests (continued)

(c)
Peruvian exploration projects (continued)

Baños del Indio

On September 26, 2016, the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of the Company’s Huilacollo project.

Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR (50% being buyable for US$ 6.0 million), through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (September 22, 2016)	Completed	100	-
September 22, 2017	Completed	100	-
September 22, 2018*	Deferred*	100	200
September 22, 2019*		200	250
September 22, 2020*		150	1,000
September 22, 2021*		2,500	2,000
Total		3,150	3,450

* Effective September 4, 2018, the Company formally declared the existence of a force majeure event under the Baños Option thereby deferring the Company’s obligation to make the September 22, 2018 property payment and any subsequent property payments and work expenditures. Despite the Company acting in good faith in its negotiations with the community, the Company, to date, has been unable to reach an access agreement in order to initiate its exploration program on the Baños properties. The Company continues to work towards the resolution of this matter.

(d)
Costs capitalized as mineral property interests:

The following is a continuity of the Company’s mineral property acquisition costs:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance at December 31, 2017	$18,681	$16,060	$2,517	$37,258
Additions	-	-	1,392	1,392
Change in estimate of provision for site reclamation and closure	190	-	-	190
Currency translation adjustment	-	-	232	232
Balance at December 31, 2018	$18,871	$16,060	$4,141	$39,072
Additions	-	-	12	12
Currency translation adjustment	-	-	(70)	(70)
Balance at March 31, 2019	$18,871	$16,060	$4,083	$39,014

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

4.
Flow-through share premium liability

As at March 31, 2019, the Company has a flow-through share premium liability of $285 (December 31, 2018 - $317) which relates to funds remaining from the non-brokered flow-through private placement completed on August 16, 2018.

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date, as tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

Below is a summary of the 2018 flow-through financings and the related flow-through share premium liability generated by each financing:

	Shares issued	Flow-through share price	Premium per flow-through share	Flow-through premium liability
March 23, 2018*	1,091,826	$2.35	$0.67	$737
August 16, 2018	4,299,375	$1.60 - $1.87	$0.30 - $0.57	1,742
	5,391,201			$2,479
* Note that the March 23, 2018 flow-through shares were priced in USD with a flow-through price per share of US$1.82 and a flow-through premium of US$0.52 per share.

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures			Flow-through premium
	BC	Nunavut	Total	liability
Balance at December 31, 2017	$693	$-	$693	$185
Flow-through funds raised	1,870	8,023	9,893	2,479
Flow-through eligible expenditures	(1,826)	(7,590)	(9,416)	(2,347)
Balance at December 31, 2018	$737	$433	$1,170	$317
Flow-through eligible expenditures	(41)	(93)	(134)	(32)
Balance at March 31, 2019	$696	$340	$1,036	$285

5.
Exploration and evaluation costs

For the three months ended March 31, 2019, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$7	$8	$14	$29
Camp cost, equipment and field supplies	68	5	72	145
Geological consulting services	-	-	206	206
Permitting, environmental and community costs	6	2	151	159
Expediting and mobilization	-	-	5	5
Salaries and wages	75	26	67	168
Fuel and consumables	-	-	5	5
Aircraft and travel	4	-	10	14
Share based compensation	15	6	23	44
Total for the three months ended March 31, 2019	$175	$47	$553	$775

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

5.
Exploration and evaluation costs (continued)

For the three months ended March 31, 2018, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$17	$7	$48	$72
Exploration drilling	128	-	307	435
Camp cost, equipment and field supplies	220	18	374	612
Geological consulting services	89	115	178	382
Geophysical analysis	2	-	-	2
Permitting, environmental and community costs	87	24	151	262
Expediting and mobilization	14	1	5	20
Salaries and wages	266	38	75	379
Fuel and consumables	-	-	3	3
Aircraft and travel	76	-	22	98
Share based compensation	11	1	14	26
Total for the three months ended March 31, 2018	$910	$204	$1,177	$2,291

6.
Share capital

(a)
Authorized

Unlimited common shares without par value.

Unlimited preferred shares - nil issued and outstanding.

(b)
Share issuances

Three months ended March 31, 2019:

i.
On March 27, 2019, the Company completed a non-brokered private placement for gross proceeds of $5,255. The placement consisted of 3,284,375 common shares (the “Shares”) priced at CAD$1.60 per Share (the “2019 Offering”). The Shares issued under the 2019 Offering are subject to a four-month hold period and were not registered in the United States.

Share issue costs related to the 2019 Offering totalled $133, which included $110 in commissions, and $23 in other issuance costs. A reconciliation of the impact of the 2019 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $1.60 per share3,284,375		$5,255
Cash share issue costs	-	(133)
Proceeds net of share issue costs	3,284,375	$5,122

ii.
During the three months ended March 31, 2019, 835,000 shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $0.53 for gross proceeds of $445 and $426 attributed to these share options was transferred from the equity reserves and recorded against share capital.

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

6.
Share capital (continued)

(b)
Share issuances (continued)

Three months ended March 31, 2018:

iii.
On March 23, 2018 the Company closed the “March 2018 Offering” by issuing a total of 6,015,385 common shares of the Company at a price of US$1.30 per share for gross proceeds of US$7.8 million.  The March 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The proceeds from the sale of the March 2018 flow-through shares were used exclusively for exploration on the Company’s Committee Bay project.

Share issue costs related to the March 2018 Offering totaled $1,340, which included $756 in commissions, and $584 in other issuance costs. A reconciliation of the impact of the March 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per share	6,015,385	$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Share issue costs	-	(1,340)
Proceeds net of share issue costs	7,107,211	11,275
Flow-through share premium liability	-	(737)
	7,107,211	$10,538

iv.
During the three months ended March 31, 2018, 5,000 shares were issued as a result of share purchase warrants being exercised with an average exercise price of $1.40 for gross proceeds of $7 and $4 attributed to these share purchase warrants was transferred from the share option and warrant reserve and recorded against share capital.

7.
Share option and warrant reserves

(a)
Share-based payments

The Company maintains a Rolling Share Option Plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees and other service providers. The share options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of share options issued and outstanding is as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2017	4,810,000	$1.97
Granted	1,775,000	1.42
Exercised	(220,000)	0.91
Expired	(103,750)	2.35
Forfeited	(56,250)	1.60
Outstanding, December 31, 2018	6,205,000	$1.85
Granted	210,000	1.36
Exercised	(835,000)	0.53
Expired	(140,000)	2.02
Outstanding, March 31, 2019	5,440,000	$2.03

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

7.
Share option and warrant reserves (continued)

(a)
Share-based payments (continued)

As at March 31, 2019, the number of share options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Aug 17, 2020	935,000	$1.30	1.38	935,000	$1.30	1.38
June 21, 2021	2,095,000	2.63	2.22	2,095,000	2.63	2.22
Jan 10, 2022	440,000	3.22	2.78	440,000	3.22	2.78
May 5, 2022	65,000	3.04	3.10	65,000	3.04	3.10
June 20, 2023	795,000	1.42	4.22	496,875	1.42	4.22
June 26, 2023	900,000	1.42	4.24	562,500	1.42	4.24
Feb 7, 2024	210,000	1.36	4.86	52,500	1.36	4.86
	5,440,000	$2.03	2.86	4,646,875	$2.13	2.61

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and other service providers. During the three months ended March 31, 2019 and March 31, 2018 the Company recognized share-based compensation expense as follows:

	Three months ended March 31,
	2019	2018

Recognized in net loss:
Included in exploration and evaluation costs	$44	$26
Included in fees, salaries and other employee benefits	157	33
Included in project investigation costs	8	-
	$209	$59

During the three months ended March 31, 2019, the Company granted 210,000 share options to directors, officers, employees and others service providers. The weighted average fair value per option of these share options was calculated as $0.71 using the Black-Scholes option valuation model at the grant date.

During the three months ended March 31, 2018, the Company did not grant any share options.

The fair value of the share-based options granted during the three months ended March 31, 2019 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

Three months ended March 31, 2019
Risk-free interest rate	1.78%
Expected dividend yield	Nil
Share price volatility	64%
Expected forfeiture rate	0%
Expected life in years	4.52

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

8.
Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a) Related parties

	Three months ended March 31,
	2019	2018
Universal Mineral Services Ltd. 1
Exploration and evaluation costs:
Committee Bay and Gibson MacQuoid	$81	$175
Homestake	23	26
Peru	26	27
Fees, salaries and other employee benefits	92	164
Insurance	-	1
Marketing and investor relations	18	1
Office and administration	94	75
Project investigation costs	4	6
Total transactions for the periods	$338	$475

1.
Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common. Pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, financial and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis.

The outstanding balance owing at March 31, 2019 was $298 (December 31, 2018 – $262). In addition, the Company had $150 on deposit with UMS as at March 31, 2019 (December 31, 2018 - $150).

(b)  Compensation of key management personnel

During the period, compensation to key management personnel, being the Company’s six executives and six non-executive directors, was as follows:

	Three months ended March 31,
	2019	2018
Short-term benefits provided to executives	$316	$353
Directors fees paid to non-executive directors	37	44
Share-based payments	139	18
	$492	$415

9.
Supplemental cash flow information

	Three months ended March 31,
	2019	2018
Increase (decrease) in cash related to:
Deferred acquisition and financing costs included in accounts payable	$32	$-
Deferred financing costs reclassified to share issue costs	-	10
Additions to equipment included in accounts payable	-	60

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

10.
Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

March 31, 2019	Canada	Peru	Total

Restricted cash and cash equivalents	$115	$-	$115
Prepaid expenses and deposits, non-current	-	183	183
Equipment, net	1,369	90	1,459
Mineral property interests	34,931	4,083	39,014
	$36,415	$4,356	$40,771

December 31, 2018	Canada	Peru	Total

Restricted cash and cash equivalents	$115	$-	$115
Prepaid expenses and deposits, non-current	-	198	198
Equipment, net	1,428	97	1,525
Mineral property interests	34,931	4,141	39,072
	$36,474	$4,436	$40,910

11.
Loss per share

	Three months ended March 31,
	2019	2018
Net loss	$1,926	$3,463
Weighted average number of shares outstanding	90,981,510	79,381,649
Basic and diluted loss per share	$0.02	$0.04

All of the outstanding share options and share purchase warrants at March 31, 2019 and 2018 were anti-dilutive for the periods then ended as the Company was in a loss position.

12.
Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at March 31, 2019 and December 31, 2018 the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy. No transfer occurred between the levels during the period.

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Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2019 and 2018

12.
Financial instruments (continued)

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at March 31, 2019 the primary risks were as follows:

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)
Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at March 31, 2019 and December 31, 2018 the Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars as follows:

	March 31, 2019	December 31, 2018

Financial assets denominated in foreign currencies	$39	$89
Financial liabilities denominated in foreign currencies	(163)	(57)
Net exposure	$(124)	$32

A 10% increase or decrease in the US dollar exchange rate would not have a material impact on the Company’s net loss.

(ii)
Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable securities. The Company is exposed to other price risk through its investment in Bravada Gold Corporation (“BVA”), which is listed on the TSX Venture Exchange.

A 10% increase or decrease in the BVA share price would not have a material impact on the Company’s net loss.

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